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                                 EXHIBIT 12.1
                        PACIFIC GAS AND ELECTRIC COMPANY
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

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
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                                           Three months                  Year ended December 31,
                                             ended       ----------------------------------------------------
(dollars in millions)                    March 31, 2001    2000       1999       1998      1997       1996
-------------------------------------------------------------------------------------------------------------
Earnings:
   Net income (loss)                        $ (994)      $(3,483)   $   788     $   729    $  768     $   755

Adjustments for minority
 interests in losses of
 less than 100% owned
 affiliates and the
 Company's equity in
 undistributed losses
 (income) of less than
 50% owned affiliates                            -             -          -           -         -           3
Income tax expense                            (624)       (2,154)       648         629       609         555
   Net fixed charges                           211           648        637         673       628         683
                                           -------       -------    -------     -------    ------     -------
     Total Earnings                        $(1,407)      $(4,989)   $ 2,073     $ 2,031    $2,005     $ 1,996
                                           =======       =======    =======     =======    ======     =======
Fixed Charges:
   Interest on short-term borrowings
    and long-term debt, net                $   203       $   616    $   604     $   635     $ 586     $   649
   Interest on capital leases                    -             2          3           2         2           3
   AFUDC debt                                    2             6          7          12        17           8
   Earnings required to
    cover the preferred stock
    dividend and preferred
    security distribution
    requirements of majority
    owned trust                                  6            24         24          24        24          24
                                           -------       -------    -------     -------    ------     -------
      Total Fixed Charges                  $   211       $   648    $   638     $   673     $ 629     $   684
                                           =======       =======    =======     =======    ======     =======
Ratios of Earnings to
   Fixed Charges                             (6.67)(1)     (7.70)      3.25        3.02      3.19        2.92
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Note: For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific
      Gas and Electric Company's less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges"
      include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.

(1) The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $1,618 million.